Tidal Trust I

234 West Florida Street, Suite 700

Milwaukee, Wisconsin 53204

July 15, 2026

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust I (the “Trust”)
File Nos. 333-227298, 811-23377
Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 303 (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A, which was filed with the Securities and Exchange Commission (Accession No. 0001999371-26-003599) on February 18, 2026, for the purpose of registering shares of the Brandywine Large Cap ETF, Brandywine Large Cap Growth ETF, Brandywine Large Cap Value ETF, Brandywine Small Cap ETF, Brandywine Small Cap Growth ETF, Brandywine Small Cap Value ETF, Brandywine International ETF, Brandywine Core Bond ETF, and Brandywine Diversified Income ETF as nine new series of the Trust.

The Amendment was originally scheduled to become effective on May 4, 2026. However, the following additional Post-Effective Amendments (collectively, the “Delaying Amendments”) were filed for designing a later date upon which the Amendment would have become effective:

•	Post-Effective Amendment No. 311 (filed on May 1, 2026, Accession No. 0001999371-26-009675);
•	Post-Effective Amendment No. 313 (filed on May 15, 2026, Accession No. 0001999371-26-010777);
•	Post-Effective Amendment No. 316 (filed on May 29, 2026, Accession No. 0001999371-26-011651); and
•	Post-Effective Amendment No. 322 (filed on June 26, 2026, Accession No. 0001999371-26-013594).

As a result, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust also respectfully requests the withdrawal of each of the Delaying Amendments.

No securities were sold in connection with the Amendment. The Trust has determined not to proceed with the offering of these particular series of the Trust at this time.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Eric W. Falkeis

Eric W. Falkeis

Chief Operating Officer

Tidal Investments LLC, on behalf of Tidal Trust I